

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2019

Joel M. Wine
Senior Vice President and Chief Financial Officer
Matson, Inc.
1411 Sand Island Parkway
Honolulu, HI 96819

  Re: Matson, Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2018
   Filed March 4, 2019
   File No. 001-34187

Dear Mr. Wine:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Transportation and Leisure